Exhibit (a)(3)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

x
:
QUADRE INVESTMENTS, L.P., Individually	:
and on Behalf of All Others Similarly Situated,	:
:
Plaintiffs,	:
:
vs.	:
:
:
SKY SOLAR HOLDINGS, LTD., SQUARE	:
ACQUISITION CO., SQUARE LIMITED,	:	Case No.
SINO-CENTURY HX INVESTMENTS	:
LIMITED, JING KANG, BIN SHI, KAI	:	CLASS ACTION
DING, JAPAN NK INVESTMENT K.K.,	:
IDG ACCEL CHINA CAPITAL L.P., IDG-	:	COMPLAINT FOR VIOLATIONS OF
ACCEL CHINA CAPITAL INVESTORS	:	THE FEDERAL SECURITIES LAWS
L.P., JOLMO SOLAR CAPITAL LTD., CES	:
HOLDING LTD., TCL TRANSPORTATION :		DEMAND FOR JURY TRIAL
HOLDINGS LIMITED, ESTEEM	:
VENTURE INVESTMENT LIMITED,	:
MAMAYA INVESTMENTS LTD,	:
XANADU INVESTMENT LTD (H.K.),	:
DEVELOPMENT HOLDING COMPANY	:
LTD., ABDULLATEEF A. AL-TAMMAR,	:
AND BJOERN LUDVIG ULFSSON	:
NILSSON	:
Defendants.	:
:
:
x

TABLE OF CONTENTS

I.	INTRODUCTION		1

II.	JURISDICTION AND VENUE		4

III.	PARTIES		4

IV.	SUBSTANTIVE ALLEGATIONS		8

	A.	Merger Background	8

	B.	Defendants Falsely Assert That the Merger Documents Meet the Legal Obligations of Disclosures Prior to Going Private Transactions	10

	C.	The Disclosures Regarding Appraisal Rights Are Materially Deficient	11

	D.	The Disclosures of Valuation and Fairness Information Are Materially Deficient	18

V.	CLASS ACTION ALLEGATIONS		22

VI.	COUNT FOR VIOLATION OF SECTION 13(E) OF THE EXCHANGE ACT AND RULE 13E-3 PROMULGATED THEREUNDER AGAINST DEFENDANTS		24

VII.	PRAYER FOR RELIEF		25

VIII.	JURY DEMAND		26

-i-

Plaintiff Quadre Investments, L.P. (“Quadre”), individually and on behalf of all others similarly situated, alleges the following based on personal knowledge as to Plaintiff and Plaintiff’s own acts, and upon information and belief as to all other matters based upon the investigation conducted by and through Plaintiff’s attorneys, which included, among other things, discussion with a Cayman Islands attorney, a review of the relevant laws and regulations, and a review of U.S. Securities and Exchange Commission (“SEC”) filings by Sky Solar Holdings, Ltd. (“Sky Solar” or the “Company”).

This is a securities class action brought on behalf of current holders of Sky Solar’s American Depository Shares (the “ADS”), which currently trade on the NASDAQ. This suit is brought against Sky Solar regarding deficient disclosures in its combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 (together the “Merger Documents”), filed July 6, 2020.1

I.	INTRODUCTION

1. This case arises out of a troubling pattern. Sky Solar is one of many publicly traded companies listed on U.S. stock exchanges, incorporated in the Cayman Islands, and operating in China that have attempted to privatize, while failing to comply with basic legal disclosure requirements.

2. As of this filing, investors are being asked to tender shares (the “Tender Offer”), to a group that includes affiliates of Sky Solar (the “Offeror Group”) based on materially misleading and incomplete disclosures. If the Offeror Group succeeds in obtaining 90% ownership of Sky Solar through the Tender Offer, the Offeror Group will then conduct a short- form merger to acquire any remaining shares of Sky Solar (the “Merger”).

[1]	Unless otherwise stated, all emphasis throughout this complaint has been added.

3. The Merger Documents fail to accurately describe the existence of appraisal rights. “Appraisal rights” (sometimes also called “dissenters rights”) refer to the rights of investors to seek fair value for their shares in court upon dissenting from a proposed merger. Here, the Merger Documents state that the shareholders do not have appraisal rights. However, the Merger Documents provide no support for such conclusion and it is at odds with the text of the relevant Cayman Islands statute regarding appraisal rights. Furthermore, an agreement between members of the Offeror Group executed in support of the Tender Offer and Merger (the “Rollover and Voting Rights Agreement”) states that the shareholders in the Offeror Group do have “dissenter’s rights.”2

4. In the absence of appraisal rights, shareholders have what appears to be a false Hobson’s choice: (a) tender their shares in the Tender Offer—regardless of whether that price is fair; or (b) do nothing and then receive the same value offered in the Tender Offer via the Merger. When offered the false dichotomy between “tender now or receive the same amount later,” most shareholders will resign themselves to their purported fate and tender their shares. A shareholder that believes the price offered in the Tender Offer is unfair will have little reason not to tender because he will be receiving the same value whether or not he tenders his shares.

5. This sort of coercive choice premised on materially misleading statements and omissions is the type of conduct that Congress sought to prevent by passing the Williams Act:

[2]

Exhibit 3.2 to the Schedule 13E-3 filed in support of the Tender Offer and Merger, at § 3.2 (July 6, 2020), available at www.sec.gov/Archives/edgar/data/1594124/000110465920080833/0001104659-20-080833-index.htm.

The purpose of the Williams Act was, accordingly, to protect the shareholders from that dilemma by insuring “that public shareholders who are confronted by a cash tender offer for their stock will not be required to respond without adequate information.”3

6. Additionally, the Merger Documents have provided shareholders with zero information related to the valuation of their shares. Defendants have failed to disclose financial projections, a discounted cash flow analysis, a comparable company analysis, a comparable transaction analysis, a banker’s book, or any other of the information customarily provided for investors to review in considering the fairness of a Tender Offer or Merger. Against this informational vacuum, Defendants flunk specific obligations, imposed by Rule 13e-3, requiring the disclosure of the factors they considered when considering the fairness of the transaction, and information regarding what sort of valuation or fairness opinions the Offeror Group and the Company obtained in considering the Tender Offer and Merger.

7. This Action seeks to avoid, or if need be, remedy the harm to holders of the ADS that would occur if the numerous material misstatements and omissions discussed above are not corrected and/or supplemented. In particular, many ADS holders: (1) wrongly believe they do not have appraisal rights; (2) struggle to understand how to exercise the rights they do have; (3) struggle to assess the merits of appraisal; and (4) struggle to assess the merits of the Tender Offer, without adequate disclosures. Even shareholders who do understand the falsity of the claim that shareholders lack appraisal rights, will be prejudiced by the unfairness of a deal process that may cause their fellow shareholders to accept the Tender Offer based on the false assertion that no such appraisal rights exist.

[3]

Piper v. Chris-Craft Indus., Inc., 430 U.S. 1, 35 (1977); Hanson Tr. PLC v. SCM Corp., 774 F.2d 47, 55 (2d Cir. 1985) (the Williams Act is designed to protect shareholders from being forced to act based on limited information); SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 948 (9th Cir. 1985) (purpose of the Williams Act is to prevent situations asking shareholders to “act hastily on offers without the benefit of full disclosure”).

II.	JURISDICTION AND VENUE

8. The claims asserted herein arise under Section 13(e) of the Securities Exchange Act of 1934 (“Exchange Act”), 15 U.S.C. § 78m(e) (“Section 13(e)”), and Rule 13e–3 promulgated thereunder, 17 C.F.R. § 240.13e–3 (“Rule 13e-3”).

9. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §§ 1331 and 1337, and Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

10. Venue is proper in this District pursuant to Section 27 of the Exchange Act and 28 U.S.C. § 1391(b). A significant portion of Defendants’ actions related to the Tender Offer and Merger seek to acquire shares traded on the NASDAQ, a stock exchange located in this District. Defendant Sky Solar’s ADS agreement consents to jurisdiction in this district. Section 7.6 of that agreement states “that the federal or state courts in the City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between them that may arise out of or in connection with the Deposit Agreement and, for such purposes, each irrevocably submits to the non-exclusive jurisdiction of such courts.”

11. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

III.	PARTIES

12. Plaintiff Quadre, as set forth in the accompanying Certification, which is incorporated by reference herein, holds 100 Sky Solar ADSs.

13. Defendant Sky Solar is a China-based company incorporated in the Cayman Islands that owns various subsidiaries that operate in the renewable energy business. Sky Solar completed its initial public offering at a price of $8.00 per ADS in November 2014 and has been publicly traded on the NASDAQ ever since. Its principal executive offices are located at Unit 417, 4th Floor, Tower Two Lippo Centre, 89 Queensway, Admiralty, Hong Kong. Its registered office is located at the offices of Codan Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

14. Defendant Square Acquisition Co. (“SAC”) is an entity that was created by affiliates of Sky Solar for the purposes of effectuating the Tender Offer and Merger. SAC filed the Merger Documents with the SEC, is one of the signatories to them, and is incorporated in the Cayman Islands. Following the Tender Offer, if SAC, acquires 90% of the outstanding shares of Sky Solar, and if certain other conditions are met, the Offeror Group will merge SAC into Sky Solar.

15. Defendant Square Limited is a Cayman Islands entity that is wholly owned by members of the Offeror Group. Square Limited is the owner of Defendant Square Acquisition Co. Square Limited is one of the signatories to the Merger Documents.

16. Defendant Sino-Century HX Investments Limited is a member of the Offeror Group and is controlled by Hao Wu, Sky Solar’s Chairman of the Board of Directors.

17. Defendant Jing Kang is a citizen of Canada and member of the Offeror Group that filed the Merger Documents. Defendant Jing Kang is the spouse of Xiaoguang Duan, a member of Sky Solar’s Board of Directors, and a director of two entities participating in the Offeror Group: Jolmo Solar Capital Ltd., a limited company organized under the laws of the British Virgin Islands (“Jolmo”), and CES Holding Ltd., a limited company organized under the laws of Hong Kong (“CES”).

18. Defendant Bin Shi is a citizen of the People’s Republic of China and member of the Offeror Group that filed the Merger Documents. The Merger Documents describe Mr. Shi as a self-employed private investor whose principal address is in the People’s Republic of China.

19. Defendant Kai Ding is a citizen of the People’s Republic of China and member of the Offeror Group that filed the Merger Documents. Defendant Kai Ding is a large shareholder of Sky Solar, holding roughly 5% prior to the Tender Offer and Merger.

20. Defendant Japan NK Investment K.K. (“Japan NK”) is a Japanese corporation with principal executive offices located in Tokyo, and is a member of the Offeror Group and is controlled in part by Rui Chen, who is a citizen of the People’s Republic of China and a representative of Sky Solar’s subsidiary Sky Solar Japan Co., Ltd.

21. Defendant IDG Accel China Capital L.P. (“IDG Capital”) is a limited partnership organized under the laws of the Cayman Islands, with a principal business address in Hong Kong, and is a member of the Offeror Group. Two members of Sky Solar’s Board of Directors are affiliated with IDG Capital: Xinhua Yu and Benjamin (Binjie) Duan are affiliated with IDG Capital.

22. Defendant IDG-Accel China Capital Investors L.P. (“IDG Investors”) is a limited partnership organized under the laws of the Cayman Islands, with a principal business address in Hong Kong, and is a member of the Offeror Group. Two members of Sky Solar’s Board of Directors are affiliated with IDG Capital: Xinhua Yu and Benjamin (Binjie) Duan are affiliated with IDG Capital.

23. Defendant Jolmo Solar Capital Ltd. (“Jolmo”) is a limited company organized under the laws of the British Virgin Islands with a business address in NanJing City, Jiangsu Province, the People’s Republic of China. Jolmo is a member of the Offeror Group. Xiaoguang Duan, a director of Sky Solar, is the sole director of Jolmo.

24. Defendant CES Holding Ltd. (“CES”) is a limited company organized under the laws of Hong Kong, with a business address in NanJing City, Jiangsu Province, the People’s Republic of China. Defendant Xiaoguang Duan is the sole director of CES.

25. TCL Transportation Holdings Limited (“TCL”) is a limited company organized under the laws of the British Virgin Islands with a principal business address in Nanshan District, Shenzhen, China, and is a member of the Offeror Group.

26. Esteem Venture Investment Limited (“Esteem”) is a limited company organized under the laws of the British Virgin Islands with a principal business address in Nanshan District, Shenzhen, China, and is a member of the Offeror Group.

27. Mamaya Investments Ltd (“Mamaya”) is a limited company organized under the laws of the British Virgin Islands with a business address in Tortola, British Virgin Islands, and is a member of the Offeror Group.

28. Xanadu Investment Ltd. (H.K.) (“Xanadu”) is a company incorporated with limited liability under the laws of Hong Kong, with a business address in Wanchai, Hong Kong, and is a member of the Offeror Group.

29. Development Holding Company Ltd. (“DHCL”) is an exempted company with limited liability organized under the laws of the Cayman Islands with its business address in Shanghai, China. DHCL is a member of the Offeror Group.

30. Defendant Abdullateef A. AL-Tammar, is a citizen of Kuwait and member of the Offeror Group that filed the Merger Documents. Prior to the Tender Offer and Merger, he held approximately 880,000 shares of Sky Solar.

31. Defendant Bjoern Ludvig Ulfsson Nilsson, is a citizen of Sweden and member of the Offeror Group that filed the Merger Documents. Prior to the Tender Offer and Merger, he held approximately 494,200 shares of Sky Solar.

IV.	SUBSTANTIVE ALLEGATIONS

32. Sky Solar is an investment holding company founded in 2009, which operates as a power producer in the solar energy industry. Sky Solar completed its Initial Public Offering of ADS, with one ADS representing eight ordinary shares of Sky Solar, in November 2014 and those ADS have been listed on the NASDAQ under the symbol “SKYS” since. On November 8, 2019, Sky Solar changed the ADS ratio to one ADS now representing 20 ordinary shares of Sky Solar.

33. Sky Solar primarily earns revenue through the sale of electricity to the electrical transmission grid, and purchasers include utility companies, independent power developers and producers, and commercial and industrial companies. In addition to building and transferring solar energy generating facilities, Sky Solar offers engineering, construction, procurement, and operating services. Sky Solar is incorporated in the Cayman Islands and headquartered in Hong Kong, and its operations are focused on Japan, China, Canada, the Czech Republic, Chile, and the United States. As of December 31, 2019, Sky Solar had developed 333 solar energy facilities with an aggregate capacity of 414.0 MW in locations spanning Asia, the Americas, and Europe, and had projects in various stages of development that would more than double that aggregate capacity.

A.	Merger Background

34. Discussions that ultimately resulted in the Tender Offer and proposed Merger began on January 24. 2020, when one of Sky Solar’s major shareholders met with representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”).

35. By May 25, 2020, discussions with Skadden had developed into a proposed transaction, with a group submitting a preliminary non-binding proposal letter to the board of directors of Sky Solar to indicate its intention to acquire all of the outstanding ordinary shares.

36. On May 26, 2020, Sky Solar issued a press release announcing its receipt of the initial proposal and that a previously formed committee of three directors of the board was considering the initial offer (the “Committee”).

37. While the Committee was ostensibly deliberating, additional members joined the Offeror Group such that it was comprised by shareholders that controlled 77.3% of Sky Solar’s equity. In addition to those members of the Offeror Group named as Defendants, the following Sky Solar insiders also have an interest in the Tender Offer and Merger:

(a) Xinhua Yu, a member of Sky Solar’s Board of Directors, who is also “affiliated” with a member of the Offeror Group;

(b) Benjamin (Binjie) Duan, a member of Sky Solar’s Board of Directors, who is also “affiliated” with a member of the Offeror Group; and

(c) Rui Chen, Sky Solar’s Managing Director, who is also the owner of a member of the Offeror Group.

38. On July 6, 2020, the Offeror Group withdrew its preliminary offer and commenced the Tender Offer at a price of $0.30 per Ordinary Share, or $6.00 per ADS. On that same day, the Offeror Group also filed the Merger Documents.

39. As of this filing, shareholders are being asked to tender shares by July 31, 2020, when the Tender Offer is set to expire. If the Offeror Group succeeds in obtaining at least a 90% ownership of Sky Solar through the Tender Offer, they have disclosed that they will then conduct a short-form merger to acquire the remaining shares.

B.	Defendants Falsely Assert That the Merger Documents Meet the Legal Obligations of Disclosures Prior to Going Private Transactions

40. Federal law requires certain disclosures prior to going private transactions under Section 13 of the Securities Exchange Act of 1934 and Rule 13e-3. As the Merger Documents explained, the Tender Offer and proposed Merger, constitute a “going private transaction under Rule 13e-3.”

41. 13e-3(b)(2) makes it unlawful for an issuer or affiliate of an issuer to “engage, directly or indirectly, in a Rule 13e-3 transaction unless: (i) Such issuer or affiliate complies with the requirements of paragraphs (d), (e) and (f) of this section; and (ii) The Rule 13e-3 transaction is not in violation of paragraph (b)(1) of this section.” 13e-3(b)(1) makes it unlawful to make false and misleading statements within a Schedule 13E. Similarly, Rule 13e-3(c)(1) states, “[i]t shall be unlawful for an issuer . . . or an affiliate of such issuer, to engage, directly or indirectly, in a Rule 13e-3 transaction” unless, such issues or affiliate “complies with the requirements of paragraphs (d), (e) and (f) of this section.”

42. Paragraphs (d), (e), and (f) of Rule 13e-3 require the following: (i) the filing of a Schedule 13E-3, including all exhibits; (ii) amendments promptly reporting any material changes to the previously filed Schedule 13E-3; (iii) Schedule 13E-3 reporting promptly the results of the Rule 13e-3 transaction; (iv) the information required by Item 1 of Schedule 13E-3, which item describes the requirement to provide a Summary Term Sheet; (v) the information required by Items 7, 8 and 9 of Schedule 13E-3; (vi) a prominent legend on the outside front cover page that indicates that neither the SEC nor any state securities commission has approved or disapproved of the transaction; (vii) the information concerning appraisal rights required by § 229.1016(f) of this chapter; and (viii) and the information required by the remaining items of Schedule 13E-3, except for § 229.1016 of this chapter, or a fair and adequate summary of the information.

43. The Merger Documents purport to satisfy the requirements of Schedule 13E-3. For example, the Merger Documents state that the filing “includes the information required by Schedule 13E-3.” Similarly, the Merger Documents state:

Because Offer Group, including Purchaser and Parent, are affiliates of SKYS, the transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning SKYS and certain information relating to the fairness of the Offer and the Merger and the consideration offered to Unaffiliated Security Holders be filed with the SEC and disclosed to such Unaffiliated Security Holders. Parent has provided such information in this Offer to Purchase and a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 and the exhibits thereto filed with the SEC pursuant to Rules 14d-3 and 13e-3 under the Exchange Act.4

44. These assertions are not true—the Merger Documents are not in compliance with Rule 13e-3, and do not provide the information required by the Schedule 13E-3. As described below, there are two primary types of deficiencies in the Merger Documents: (1) inadequate disclosures regarding appraisal rights, and (2) inadequate disclosures regarding the fairness of the Tender Offer and Merger.

C.	The Disclosures Regarding Appraisal Rights Are Materially Deficient

45. Rule 13e-3(f) requires the disclosure of “the information concerning appraisal rights required by § 229.1016(f)”. That section (17 C.F.R. § 229.1016(f)) requires “A detailed statement describing security holders’ appraisal rights and the procedures for exercising those appraisal rights referred to in response to Item 1004(d) of Regulation M-A.”

[4]	“Parent” as defined in the Merger Documents refers to Defendant Square Acquisition Co.

46. Item 1004(d) of Regulation M-A states that the filer must, “[s]tate whether or not dissenting security holders are entitled to any appraisal rights.” It also states that if shareholders are entitled to any appraisal rights, the filer must “summarize the appraisal rights.” If they are not entitled to appraisal rights, the filer must “briefly outline any other rights that may be available to security holders under the law.”

47. The Merger Documents fail to meet this requirement and simply deny the existence of any appraisal rights. This denial occurs in several places throughout the Merger Documents as described below.

48. Under the bold header “Are appraisal rights available in either the Offer or any subsequent merger?” the Merger Documents state that “[a]ppraisal rights are not available in connection with the [Tender] [o]ffer.” To the extent “in connection with” refers narrowly to the Tender Offer itself, this statement is correct. However, the paragraph goes on to state, the following false statement:

For the subsequent Merger, Purchaser expects to merge with and into the Company through a “short-form” merger in accordance with Part XVI and in particular section 233(7) of the Companies Law with the Company continuing as the Surviving Company. Under section 233(7) of the Companies Law, because the Merger is a “short-form” merger, the vote of the holders of Ordinary Shares and the holders of ADSs is not required to effect the Merger if a copy of the Plan of Merger is given to every registered shareholder of the Company. Section 238 of the Companies Law attached as Schedule C hereto provides a procedure for exercising dissenters’ right in the case of a “long-form” merger. However, because the Merger is a “short-form” merger, the terms of Section 238 of the Companies Law do not apply to the holders of the Ordinary Shares and ADSs in connection with the Merger. A copy of the Plan of Merger will be given each registered holder of the Ordinary Shares pursuant to section 233(7) of the Companies Law. See “Special Factors — Section 6. Appraisal Rights; Rule 13e-3.”

49. The Offering Documents make essentially the same point in the following paragraph, stating:

If the Offer is completed, Purchaser will cause a second-step “short-form” Merger of Purchaser and the Company in which all remaining shareholders other than Offeror Group and Purchaser would, without the need for further action by such shareholders, receive the same price per share as was paid in the Offer, without interest and less any ADS cancellation fees and other related fees and withholding taxes. In the Merger, each then issued and outstanding Ordinary Share (other than Ordinary Shares held by Offeror Group) will be cancelled and converted into and represent the right to receive, as merger consideration, the Offer Price. In the Merger, the Unaffiliated Security Holders will not have appraisal rights.

50. Under the heading “Appraisal Rights; Rule 13e-3,” the Merger Documents further assert the non-existence of appraisal rights. That section states:

As the Merger will be a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Companies Law with the Company continuing as surviving company, the vote of the shareholders of SKYS is not required to effect the Merger. A copy of Section 238 of the Companies Law is attached to this Offer to Purchase as an Exhibit which provides a procedure for exercising dissenters’ rights in the case of a “long-form” merger. However, because the Merger will be a “short-form” merger, the terms of Section 238 of the Companies Law do not apply to the Unaffiliated Security Holders.

51. These disclosures are false, materially misleading, and utterly fail to meet the obligations imposed by Item 1004(d) of Regulation M-A.

52. Section 238(1) of the Cayman Island Companies Law (2020 Revision) (the “Companies Law”) clearly states that stockholders do have appraisal rights. That provision states: “A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.”5 No provision of the Companies Law holds otherwise. No provision of the Companies Law distinguishes (as the Merger Documents have) between the sort of appraisal rights available in the context of a “short-form” merger and those available in the context of a “long-form merger.” Investors are left to guess at why Defendants believe such a distinction applies.

53. Notably, there is precedent for the fact that shareholders do have appraisal rights in the context of “short-form” mergers involving Cayman Islands companies. For example, in the privatization of Tsingda eEDU Corporation by short-form merger, the Schedule 13E-3 stated: “Holders of Ordinary Shares of [the company] will not be entitled to vote their Ordinary Shares of TEC with respect to the Merger, but will be entitled to dissenters’ rights in accordance with Section 238 of the Cayman Companies Law.”6 A description of those rights was provided in a formal notice issued as part of that transaction.7

54. We surmise8 that Defendants are asserting – though not explicitly explaining – that the language of § 238(2) of the Companies Law somehow deprives stockholders of their appraisal rights. That section states: “A member who desires to exercise [that person’s] entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.” The implied argument would seem to be that (a) because a “short-form” merger does not require a shareholder vote, this clause does not apply and, (b) because this clause explains how to exercise appraisal rights, the non-application of this clause means that no member can exercise their appraisal rights. In other words—so the argument goes—shareholders cannot exercise their appraisal rights because they cannot dissent before the vote, since there is no shareholder vote in a short-form merger.

[5]	The term “member” is analogous to the concept of a shareholder in this context.
[6]	Tsingda eEDU Corporation, Schedule 13E-3, January 24, 2013, available at https://www.sec.gov/Archives/edgar/data/1381790/000093041313000305/c72371_13sce3.htm.
[7]

Form of Notice of Merger and Dissenters’ Rights, Exhibit (a)(2) to Tsingda eEDU Corporation, Schedule 13E-3, January 24, 2013, available at https://www.sec.gov/Archives/edgar/data/1381790/000093041313000305/c72371_ex99-a2.htm.

[8]

That investors are required to guess at the supposed rationale for the lack of appraisal rights is, even standing alone, indicative of the inadequacy of the disclosures in the Merger Documents. We reserve all rights to explain why any other explanation Defendants may concoct is flawed. It is our position that shareholders unequivocally do have appraisal rights in a short-form Merger of a Cayman Islands corporation as provided by § 238(1) of the Companies Law.

55. Notwithstanding this potential (and incorrect) reading of the Companies Law, the disclosures in the Merger Documents are materially false, misleading, and incomplete for the following reasons.

56. First, the disclosures state that “[a]ppraisal rights are not available in connection with the [Tender] offer” and “the Unaffiliated Security Holders will not have appraisal rights.” That is incorrect. That a statute may not expressly establish the method of exercising a right certainly does not mean the right no longer exists. It is common for statutes to provide legal rights without expressly providing detailed instructions regarding the method of exercising those rights. In fact, even the notion of implied causes of action embedded within statutes is well-established.

57. Second, the disclosures state that “because the Merger will be a “short-form” merger, the terms of Section 238 of the Companies Law do not apply to the Unaffiliated Security Holders.” There is no support for this assertion. At absolute most, § 238 of the Companies Law does not itself provide a method of exercising appraisal rights, but that does not render the “terms” of § 238 inapplicable. This misstatement is particularly material as it dissuades shareholders from reading and seeking legal counsel regarding the meaning of § 238.

58. Third, the interpretation that the language of § 238(2) of the Company’s Law somehow prevents shareholders from exercising their appraisal rights is not a colorable interpretation of the provision. The right to appraisal is provided by § 238(1) of the Companies Law and § 238(2) provides a potential deadline for exercising those rights, when certain conditions are met. The provision states a deadline for acting “before the vote.” The non-occurrence of a vote that would trigger a deadline to dissent, simply means that the deadline does not apply.9 The potential absence of a deadline is neither peculiar nor a basis to prevent shareholders from exercising their appraisal rights.10

59. Fourth, the interpretation that the language of § 238(2) of the Company’s Law somehow prevents shareholders from exercising their appraisal rights is also not a colorable interpretation of the provision. While there is no vote by public shareholders in the case of a “short-form” merger, it does not follow that there is no “vote” that could trigger the language of § 238(2) of the Company’s Law. If one were to treat § 238(2) of the Company’s Law as a required period for action (rather than a deadline), it would then make far more sense to interpret the term “vote” broadly — to include the corporate act by the majority shareholder effectuating the “short-form” merger — than to read the statute as providing appraisal rights (under § 238(1) of the Companies Law), without providing a method to exercise those rights (under § 238(2) of the Companies Law).

[9]

In contrast, a hypothetical provision stating, “one must make an objection in the period between the announcement of the vote and the occurrence of that vote,” would require the objection to be made during that period. However, § 238(2) does not provide a period requiring action. It only sets a potential deadline to dissent that may or may not be triggered if a vote is scheduled.

[10]

For the avoidance of doubt, even if there is no deadline whatsoever provided by 238(2), in cases where there is no vote, this would not imply that an indefinite period to object must be allowed. There may be other limiting factors on the deadline to object, including the doctrine of laches.

60. Fifth, even giving Defendants every benefit of the doubt, the Merger Documents’ black and white assertion regarding the absence of appraisal rights is materially misleading in that it fails to adequately disclose the likely possibility that shareholders do have appraisal rights. Adequate disclosure would meaningfully apprise shareholders of their potential appraisal rights and would describe the position of the parties to the transaction regarding those potential rights, as well as the basis for those positions. Similarly, the Merger Documents do not express whose position is being stated regarding the lack of appraisal rights – for example, they do not clarify whether the position that shareholders lack appraisal rights is the position of the Offeror Group, or the position of the Company. Instead they state it as a unqualified legal conclusion – such assertion is without support and deeply misleading.

61. Sixth, even if shareholders were not entitled to appraisal rights, the Merger Documents are still materially misleading because they fail to adequately disclose “any other rights that may be available to security holders under the law,” as required by Item 1004(d) of Regulation M-A requires. For example, even if § 238(2) of the Companies Law did impede the exercise of appraisal rights, shareholders would have a right to seek relief from an appropriate court to otherwise protect themselves against an unfair merger, including by (1) requesting the court enjoin the Merger as unfair, (2) bringing a suit for equitable quasi-appraisal type remedies, or (3) bringing a suit requesting other relief that would provide a method of exercising the appraisal rights provided by § 238(1) of the Companies Law.

62. Seventh, Defendants’ own filings indicate they believe appraisal rights exist related to the proposed Merger. Members of the Offeror Group executed the Rollover and Voting Rights Agreement, which agreement included a list of “representations and warranties,” which stated that “Each Shareholder represents . . . that . . . such Shareholder . . . has and, as of the Closing will have, sole voting power, power of disposition, and power to control dissenter’s rights,” as to their shares. Such representation concedes that shareholders have dissenter’s rights in the context of the Merger. In the same agreement, Defendants also agree not to exercise their dissenter’s rights – again indicating that they had such rights to begin with.

63. Adequate disclosures regarding appraisal rights are material to investors’ evaluation of the Tender Offer and Merger because they determine the options available to investors when considering those transactions. A shareholder informed that they lack appraisal rights—or not otherwise apprised of their potential appraisal rights—may believe that their only option is to accept the Tender Offer or wait and be forced to accept the Merger. They may prefer the immediacy of accepting the Tender Offer – even at an undesirable price – over the apparent only alternative of receiving that same unfair price through the Merger. Furthermore, the market price and other context of the Tender Offer and Merger will be substantially altered if investors remain misinformed regarding the availability of appraisal rights. If appraisal rights existed, the share price could rise above the price offered by the Offeror Group, as sophisticated parties acquire shares to seek appraisal – which would send signals to all investors about the fairness of the price of the Tender Offer and Merger price.11 By failing to adequately disclose appraisal rights, Defendants are irreparably altering and damaging the Tender Offer and Merger process.

D.	The Disclosures of Valuation and Fairness Information Are Materially Deficient

64. The Merger Documents do not disclose any of the usual valuation information, fairness analysis, or management projections included when asking shareholders to accept a merger. Rule 13e-3(e) requires the disclosure of “the information required by Items 7, 8 and 9 of Schedule 13E-3.”

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Charles Korsmo, Minor Myers, Reforming Modern Appraisal Litigation, 41 Del. J. Corp. L. 279, 317 (2017) (describing the many benefits of appraisal both for those shareholders actually dissenting and to other shareholders indirectly benefiting from the efforts of specialists).

65. Item 8 requires compliance with Item 1014 of Regulation M-A. Item 1014 of Regulation M-A requires the filer to state whether the issuer or affiliate “reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders” and to discuss “in reasonable detail the material factors upon which the belief stated.” The instructions accompanying the rule further state that “[n]ornally such factors will include . . . (i) [c]urrent market prices; (ii) [h]istorical market prices; (iii) [n]et book value; (iv) [g]oing concern value; (v) [l]iquidation value; (vi) [p]urchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A (§ 229.1002(f)); (vii) [a]ny report, opinion, or appraisal described in Item 1015 of Regulation M-A,” among other factors.

66. The instructions to Item 1014 of Regulation M-A clarify that: “Conclusory statements . . . will not be considered sufficient disclosure in response to paragraph (b) of this section.” Further emphasizing the obligation of adequate disclosure, the instructions to Item 8 also state “[a] statement that the issuer or affiliate has no reasonable belief as to the fairness of the Rule 13e-3 transaction to unaffiliated security holders will not be considered sufficient disclosure.” From these instructions it is clear that the rules require the filer to be forthcoming with information, and not to hide behind narrow readings of the rule.

67. In the Merger Documents, Defendants have stated their belief that the Tender Offer and Merger is fair. However, the description of the basis for that belief is conclusory – stating essentially that the Offer is a premium to the trading price and would be paid in cash, without any discussion of the valuation of Sky Solar—either on a going concern basis or liquidation basis; either before or after the Merger.

68. As the instructions to Item 1014 of Schedule 13E explain, the factors “normally” considered include a discussion of “net book value,” “going concern value,” and “liquidation value.” It is facially implausible that the sophisticated parties conducting the Tender Offer, including insiders of Sky Solar, did not consider any of these factors when considering the fairness of the Merger. The concept is economically self-defeating – the Offeror Group is paying a premium to the market price, meaning they must not believe the market price accurately accounts for the Company’s value (or potential post-Merger value), but then they exclusively point to that market price when assessing the fairness of the offer price. Of course, almost all mergers involve a premium to the market price, but a party does not offer a premium without some thesis regarding the valuation before or after the proposed Merger.

69. Curiously, the Merger Documents state the Offeror Group (1) did not consider net book value because that is “not a material indicator of the value of SKYS as a going concern;” (2) did not undertake “an appraisal of the assets of the Company to determine the Company’s liquidation value;” and (3) did not seek to “establish a pre-Offer going concern value . . . because following the Merger the Company will have a significantly different capital structure.” By listing these three matters that were supposedly not considered, there is strong reason to believe that the Offeror Group did seek to establish a post-Offer going concern value. The regulatory regime of required disclosures makes no distinction between disclosure of pre-Merger and post-Merger valuations, when describing the obligation to discuss “going concern value,” as a factor relevant to the fairness of the proposed transaction.

70. Information regarding valuations of the Company’s potential going concern valuation after the Merger is material to shareholders attempting to assess the Tender Offer and Merger. Obviously, the Offeror Group’s post-Offer valuation strongly speaks to the likely result of a failed Tender Offer, which itself speaks to the fairness of the offer. If the

Offeror Group values the Company at many times the offer price, they are far more likely to increase their offer, if the Tender Offer fails to secure the 90% of shares sought through the Tender Offer. This information is made more significant by the lack of any other valuation information or financial projections included in the Merger Documents. While on one set of facts this information may be less significant, the post-merger valuation of the Company becomes preeminently important in a situation where stockholders have been given nearly no meaningful information to evaluate the proposed going private transaction.

71. Item 9 of Schedule 13E requires the disclosure of “the information required by Item 1015 of Regulation M-A.” Item 1015 of Regulation M-A requires the disclosure of “whether or not the subject company or affiliate has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction.” The Merger Documents state that “no member of Offeror Group performed, or engaged a financial advisor to perform, any valuation or other analysis for the purposes of assessing the fairness of the [Tender] Offer and Merger to the Unaffiliated Security Holders.” However, the Merger Documents fail to satisfy the obligations imposed by Item 9 of Schedule 13E for two reasons.

72. First, they fail to disclose whether or not the Offeror Group received any report, opinion, or the like, for any purpose other than “assessing the fairness of the [Tender] Offer and Merger to the Unaffiliated Security Holders.” For example, they fail to disclose if they obtained such a report or analysis for their own benefit, or for the benefit of any other party with an interest in the outcome of the transaction.

73. Second, they failed to disclose “whether or not” the “subject company” (i.e., Sky Solar) obtained such reports, opinions etc. It is disclosed that directors of the subject company,

acting in their capacities as such through service on the Special Committee, retained Houlihan Lokey (China) Limited to act as financial advisor, making it likely that they did receive some sort of report or opinion as they deliberated on the offer submitted on May 25, 2020.

74. Notably, Item 1015 of Regulation M-A requires the disclosure of “whether or not” the “subject company” obtained such reports, opinions, etc., regarding the subject company or an affiliate is filing the Schedule 13E. In contrast, the language of Item 1014 of Regulation M-A, which relates to the disclosures required by Item 8 of Schedule 13E, is limited to disclosing the fairness opinion and related considerations, of “the subject company or affiliate filing the statement.” Item 1015 of Regulation M-A is not so qualified, meaning that whether or not such reports, opinions, etc., were obtained by the “subject company” must be disclosed by the filer—even if that filer is not the subject company itself.

75. This information is material to investors because such reports could be used to assist shareholders in evaluating whether or not the Tender Offer and Merger are fair. The information that such reports were not prepared would also be material to investors in assessing the likely outcome of the Tender Offer failing, and in assessing the reaction of Sky Solar to the proposed going private transaction, which reaction is important in evaluating the alternatives to the Tender Offer and Merger.

V.	CLASS ACTION ALLEGATIONS

76. Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of a class of all holders of publicly traded Sky Solar ADS at the time of this filing (the “Class”).

77. Excluded from the Class are: Defendants (as defined herein); any member of the Offeror Group, any officers or directors of Defendants or the Offeror Group (the “Excluded D&Os”); members of Defendants’, the Offeror Groups’, and the Excluded D&Os’ immediate families; the subsidiaries and affiliates of the Company, including the Company’s employee retirement and benefit plan(s) and their participants or beneficiaries, to the extent they made purchases through such plan(s); any entity in which Defendants, the Offeror Group, or the Excluded D&Os have or had a controlling interest; and the legal representatives, heirs, successors, or assigns of any excluded person or entity.

78. There is a well-defined community of interest in the questions of law and fact involved in this case. Questions of law and fact common to the members of the Class which predominate over questions that may affect individual Class members include:

(a) Whether Defendants violated the Exchange Act;

(b) Whether Defendants omitted and/or misrepresented material facts;

(c) Whether Defendants’ statements omitted material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(d) Whether Defendants will irreparably harm Plaintiff and other members of the Class if Defendants’ conduct complained of herein continues.

79. Plaintiffs’ claims are typical of those of the Class because Plaintiffs and the Class both are being deprived of the same material information and both may suffer the same harm and/or damages from Defendants’ wrongful conduct.

80. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

81. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for Defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications, or would substantially impair or impede those non-party Class members’ ability to protect their interests.

82. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, relief, including injunctive relief, on behalf of the Class is appropriate.

VI.	COUNT FOR VIOLATION OF SECTION 13(E) OF THE EXCHANGE ACT AND RULE 13E-3 PROMULGATED THEREUNDER AGAINST DEFENDANTS

83. Plaintiffs repeat and reallege each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

84. Defendants are engaging in a going private transaction by Sky Solar and/or its subsidiaries and/or affiliates, without meeting their disclosure obligations under Section 13(e), and Rule 13e-3.

85. Section 13(e), and Rule 13e-3 promulgated thereunder require that material information about the transaction be filed with the SEC as described herein. Defendants have failed to file disclosures that meet the requirements of those laws and regulations, as described herein. These disclosure failures are material misstatements and omissions under Section 13(e) and Rule 13e-3. The Merger Documents are essential links in the completion of the Merger.

86. In the exercise of reasonable care, Defendants should have known that the Merger Documents are materially misleading and omit material facts that are necessary to render them not misleading.

87. The material misrepresentations and omissions in the Merger Documents are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of their right to make a fully informed decision if such misrepresentations and omissions are not corrected prior to a vote by the shareholders.

VII.	PRAYER FOR RELIEF

88. WHEREFORE, Plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action, designating Plaintiff as Lead Plaintiff and certifying Plaintiff as a Class representatives under Rule 23 of the Federal Rules of Civil Procedure, and appointing Plaintiff’s counsel Labaton Sucharow LLP as Lead Counsel for the Class;

(b) Enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Tender Offer and Merger;

(c) Directing the Defendants to file a Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 that does not contain any untrue statement of material fact, and that states all material facts required in it or necessary to make the statements contained therein not misleading;

(d) In the event Defendants consummate the Tender Offer and Merger, awarding rescissory damages or other appropriate relief;

(e) Declaring that Defendants violated Sections 13(e) of the Securities Exchange Act of 1934, as well as Rule 13e-3 promulgated thereunder;

(f) Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(g) Granting such other and further relief as this Court may deem just and proper.

VIII.	JURY DEMAND

89. Plaintiff demands a trial by jury.

DATED: July 17, 2020	Respectfully submitted,

LABATON SUCHAROW LLP

/s/ Carol C. Villegas
Carol C. Villegas
Mark D. Richardson
Jake Bissell-Linsk 140 Broadway
New York, New York 10005
Telephone: (212) 907-0700
Facsimile: (212) 818-0477 cvillegas@labaton.com mrichardson@labaton.com jbissell-linsk@labaton.com

Counsel for Quadre Investments, L.P.

EXHIBIT A

CERTIFICATION

I, Matthew Q. Giffuni, as Managing Partner of the General Partner of Quadre Investment, L.P. (“Quadre”), hereby certify as follows:

1. As Managing Partner of the General Partner of Quadre, I am fully authorized to enter into and execute this Certification on behalf of Quadre. I have reviewed a complaint prepared against Sky Solar Holdings, Ltd. (“SKYS”), Square Acquisition Co., Square Limited and other defendants alleging violations of the federal securities laws, and authorize the filing of this pleading;

2. Quadre did not transact in the securities of SKYS at the direction of counsel or in order to participate in any private action under the federal securities laws;

3. Quadre is willing to serve as a lead plaintiff and representative party in this matter, including providing testimony at deposition and trial, if necessary. Quadre fully understands the duties and responsibilities of the lead plaintiff under the Private Securities Litigation Reform Act, including the selection and retention of counsel and overseeing the prosecution of the action for the Class;

4. Quadre held 100 shares of SKYS as of July 17, 2020;

5. Quadre has not sought to serve as a lead plaintiff and representative party in any class action under the federal securities laws filed during the three-year period preceding the date of this Certification;

6. Beyond its pro rata share of any recovery, Quadre will not accept payment for serving as a lead plaintiff and representative party on behalf of the Class, except the reimbursement of such reasonable costs and expenses (including lost wages) as ordered or approved by the Court.

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I declare under penalty of perjury, under the laws of the United States, that the foregoing is true and correct this 17th day of July, 2020.

/s/ Matthew Q. Giffuni
Matthew Q. Giffuni
Managing Partner of the General Partner (Quadre Investments Advisors, LLC) of Quadre Investments, L.P.

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